Mail Stop 4561

December 30, 2008

William J. Weyand
Chief Executive Officer
MSC.Software Corporation
2 MacArthur Place
Santa Ana, CA 92707

> **Re:** **MSC.Software Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement filed April 17, 2008**
> **File No. 001-08722**

Dear Mr. Weyand:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Overview, page 19

1. You state on page 19 that "(y)ou operate (y)our business in...The Americas (North America and Latin America), EMEA (Europe, Middle East and Africa)..." However, you do not identify in the Form 10-K the specific countries in those regions where you do business. Cuba, Iran, Syria, and Sudan, countries generally understood to be included in the named regions, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic

> sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Cuba, Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Critical Accounting Policies, page 22

Valuation of Goodwill, Intangibles, and Long-Lived Assets, page 24

2.   We note your disclosure surrounding what management considers the most critical accounting policies and estimates with respect to the fair value of a reporting unit that is estimated using discounted cash flow and market multiple methodologies. Tell us, and revise future filings to discuss the weighting of these methodologies, key assumptions and sensitivity analyses. Refer to Section V of Release No. 34-48960.

Results of Operations, page 27

Software Revenue, page 29

3.   We note that your software revenue decreased 14.8% and 22.8% in 2007 and 2006, respectively. Among other factors, you disclose for both years that the transitioning from engineering tools and enterprise products and solutions has generally lengthened your sales cycle. In light of the fact that this transition has impacted two years of results, consider discussing the average sales cycle of your enterprise products and solutions and if your trend of decreasing software revenue is anticipated in the near future. Similarly, consider providing a discussion if you anticipate maintenance revenue to continue to be your largest source of revenue. Refer to Section III.B.1&3 of Release No. 34-48960.

Services Revenue, page 29

4.   You indicate that services revenue in 2007 decreased by 21.0% and in 2006 decreased by 24.4%, both substantially due to the nature, size and timing of consulting and training arrangements provided to your larger global accounts and the decision to discontinue certain low value services. It appears that there is a trend of decreased revenues in this regard. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. In preparing future MD&A, consider discussing the likelihood that services revenue will continue to

decrease as a result of the aforementioned factors, to the extent material. Refer to Section III.B.3 of Release No. 34-48960.

Liquidity and Capital Resources, page 34

5.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. For example, you identify favorable changes in deferred revenue of $18.4 million, lower accounts payable of $2.7 million and accrued liabilities of $1.8 million, but do not discuss the nature of these fluctuations. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data, page 37

Consolidated Statements of Operations, page 39

6.   We note your presentation of revenue in three lines by software, maintenance, and services. We further note you only present your cost of revenue in two lines by software and maintenance and services. Tell us what consideration you gave to separately stating costs of revenue on the face of the consolidated statements of income related to each of the three classes of revenue presented. We refer you to Rule 5-03(b).2 of Regulation S-X. Indicate whether any one of the classes would have a larger contribution to gross margins in comparison to the other classes of revenue.

Consolidated Statements of Cash Flows, page 41

7.   We note the line item in your consolidated statements of cash flows of "Net Income (Loss), After Non-Cash Items." The Staff believes that there should not be intermediate subtotals (labeled or unlabeled) in the operating cash flows section of the statement. Revise future filings accordingly.

Notes to Consolidated Financial Statements, page 43

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 43

Sales Commissions, page 44

8.   We note your disclosure that sales commissions are earned "typically upon the signing of the contract [and that] during periods of high growth and sales of new products relative to revenue in that period, the amount of sales commission expense attributable to the license agreement would be recognized fully." Tell us about your commission agreements that fall outside the "typical" category. Further, please clarify all the material accounting estimates and assumptions that you make when accounting for your sales commission expense. Clarify when the commission is paid to the employee (in relation to the period the sales commission is expensed) and how these estimates and assumptions impact the amount paid. Clarify whether there are any instances that the accrual for sales commission is adjusted subsequent to the period that the expense has been recorded and how you account for such adjustments.

Note 4 – Goodwill and Other Intangible Assets, page 52

9.   We note your $4.4M impairment charge recognized in 2007 due to a partial write down of the carrying values of certain trademarks and trade names. Tell us more about the facts and circumstances leading to the impairment and tell us what consideration you gave to providing this detail within your footnote disclosure as provided for in paragraph 46 to SFAS 142.

Note 9 – Pensions and Other Employee Benefits, page 58

10.   Tell us more about the "Net Gain" disclosed within your Other Comprehensive Income and indicate where this amount is presented in your consolidated statements of shareholders equity and comprehensive income (loss) on page 40.

Item 9A. Controls and Procedures, page 73

Evaluation of Disclosure Controls and Procedures, page 73

11.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information "required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also <u>effective</u> to ensure that information required to

be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Definitive Proxy Statement filed April 17, 2008

Compensation Discussion and Analysis, page 14

General

12.   Please provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007. For example, we note minimal discussion and analysis of how the Committee determined specific equity award and special discretionary non-cash bonus amounts. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

13.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

14.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in (i) the compensation paid in fiscal 2006 to Mr. Weyand compared to your other named executive officers and

(ii) equity awards made in fiscal 2007 to Mr. Weyand compared to your other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

15.   Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighed and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

16.   Please elaborate on the role of Mr. Weyand in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation.

17.   With respect to amounts awarded under your 2006 Performance Inventive Plan, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metrics. We would expect to see a more focused discussion of your performance objectives and the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 32

18.   Future filings should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Jason Niethamer, Staff Accountant, at (202) 551-3835 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Mike Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Legal Reviewer at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief